UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: July 30, 2010

Makita Corporation
Consolidated Financial Results
for the three months
ended June 30, 2010
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2010 (Unaudited)
July 30, 2010
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President, Representative Director & CEO
1. Summary operating results of the three months ended June 30, 2010 (From April 1, 2010 to June 30, 2010)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the three months ended		For the three months ended
	June 30, 2009		June 30, 2010
		%		%
Net sales	55,395	(34.5)	64,822	17.0
Operating income	6,639	(61.2)	10,136	52.7
Income before income taxes	8,218	(51.2)	9,393	14.3
Net income attributable to Makita Corporation	5,287	(55.1)	6,045	14.3

Earning per share (Basic)	Yen

Net income attributable to Makita Corporation common shareholders	38.38		43.88

Notes:
1.	Amounts of less than one million yen have been rounded.
2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2010	As of June 30, 2010
Total assets	349,839	333,975
Total equity	299,673	284,100
Total Makita Corporation shareholders’ equity	297,207	281,862
Total Makita Corporation shareholders’ equity ratio to total assets (%)	85.0%	84.4%

	Yen

Total Makita Corporation shareholders’ equity per share	2,157.42	2,046.03

2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2010	March 31, 2011
		(Forecast)
Cash dividend per share:
Interim	15.00	15.00
Year-end	37.00	(Note)
Total	52.00	(Note)

Notes:
   The forecast for cash dividend announced on April 28, 2010 has not been revised.

1
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2011 (From April 1, 2010 to March 31, 2011)

	Yen (millions)
	For the six months ending		For the year ending
	September 30, 2010		March 31, 2011
		%		%
Net sales	128,000	7.9	250,000	1.7
Operating income	17,000	14.4	30,000	(1.3)
Income before income taxes	16,000	(7.4)	29,500	(12.0)
Net income attributable to Makita Corporation	10,600	(0.2)	19,800	(11.0)

Earning per share (Basic)	Yen
Net income attributable to Makita Corporation common shareholders	76.95		143.73

Notes:
   The consolidated financial forecast for the year ending March 31, 2011 has been revised.
4. Other
   (Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.)
(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and presentations: None

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of June 30, 2010: As of March 31, 2010	140,008,760 140,008,760
2. Number of treasury stock:	As of June 30, 2010: As of March 31, 2010:	2,248,613 2,248,358
3. Average number of shares outstanding:	For the three months ended June 30, 2010:	137,760,233
	For the three months ended June 30, 2009:	137,763,434
Information regarding quarterly review
   This consolidated financial results is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.
Explanation regarding proper use of business forecasts, and other significant matters
   The consolidated financial forecast for the year ending March 31, 2011 has been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial performance forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2
English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
   During the three months (the “period”) ended June 30, 2010, the housing market remained weak in developed countries such as Japan, the United States and Western European countries. However, while economic recovery in these regions was modest, strong economic growth continued in emerging countries of Asia and Central and South America, supported by strong capital investments and consumer spending.
   Under these circumstances, Makita’s consolidated net sales for the period increased by 17.0% to 64,822 million yen compared to the same period of the previous year, mainly due to solid demand for power tools in the overseas market although the depreciation of euro currency as a result of the Greek crisis had some negative impact. Operating income increased 52.7% to 10,136 million yen (operating income ratio: 15.6%). This increase was mainly due to the increased sales and the improvement in the ratio of cost of sales for decline in unit production cost resulting from the increased production volume, while selling, general and administrative expenses increased only by 2.5% compared to the same period of the previous year. Income before income taxes increased by 14.3% to 9,393 million yen (income before income taxes ratio: 14.5%). Net income attributable to Makita Corporation increased by 14.3% to 6,045 million yen (net income attributable to Makita Corporation ratio: 9.3%).
   Net sales by region are as follows:
   Net sales in Japan increased by 3.0% compared to the same period of the previous year to 10,201 million yen. This increase was mainly because sales of impact drivers and other new products were strong, although the domestic housing market was weak.
   Net sales in Europe increased by 13.8% to 27,620 million yen. Although the depreciation of euro currency, destocking activities in Western European market have been completed and stocks were deemed in short in Western Europe. In addition, the demand that had significantly dropped last year in Russia and Eastern Europe began to recover.
   Net sales in North America increased by 19.8% to 9,228 million yen mainly supported by the recovery in retailers’ buying willingness, although the recovery of the U.S. housing market was modest.
   Net sales in Asia increased by 27.3% to 5,315 million yen mainly due to the demand recovery in Asian countries positively affected by China’s economic growth.
   Net sales in other regions grew strongly, because of the demand had been recovery mainly due to robust economic growth with a backdrop of an increase in the price of material. Net sales in Central and South America increased by 34.9% compared to the same period of the previous year to 4,371 million yen; sales in the Middle East and Africa increased by 36.0% to 4,190 million yen; and sales in Oceania increased by 29.2% to 3,897 million yen.
2. Qualitative Information on Consolidated Financial Position
   (Analysis on assets, liabilities and shareholders’ equity)
   Total assets as of June 30, 2010 decreased by 15,864 million yen to 333,975 million yen compared to the balance as of March 31, 2010. Major factors affecting this change were the decrease in marketable securities due to sales of them for payment of dividends and decreased trade accounts receivable and inventories.
   The total liabilities as of June 30, 2010 decreased by 291 million yen to 49,875 million yen compared to the balance as of March 31, 2010. Major factor affecting this change was decrease in accrued payroll.
   Total equity as of June 30, 2010 decreased by 15,573 million yen to 284,100 million yen compared to the balance as of March 31, 2010. This decrease was mainly because foreign currency translation adjustment decreased due to the stronger yen against other currencies compared with that as of March 31, 2010.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecast
   Sales in the overseas market has grown steadily, supported by demand recovery in developed countries and expanded sales in emerging countries. However, since the appreciation of the yen against the euro and other currencies has been steeper than as estimated in our initial forecasts announced on April 28, 2010, the forecasts of consolidated performance for the fiscal year ending March 2011 announced on April 28, 2010 are revised as follows:
Revised Forecast for Consolidated Performance during the fiscal 2011 (from April 1, 2010 to March 31, 2011)

Yen (millions)					Yen
For the six months ending September 30, 2010
					Earning per share
					(Basic)
					Net income
					attributable to
				Net income	Makita
			Income	attributable	Corporation
		Operating	before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders
Outlook announced previously (A)	127,000	16,200	16,700	11,100	80.57
Revised forecast (B)	128,000	17,000	16,000	10,600	76.95
Change (B-A)	1,000	800	(700)	(500)	—
Percentage revision	0.8%	4.9%	(4.2)%	(4.5)%	—
Actual results for the previous period ended September 30,2009	118,681	14,866	17,271	10,622	77.10

Yen (millions)					Yen
For the year ending March 31, 2011
					Earning per share
					(Basic)
					Net income
					attributable to
				Net income	Makita
			Income	attributable	Corporation
		Operating	before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders
Outlook announced previously (A)	255,000	33,000	34,000	22,500	163.33
Revised forecast (B)	250,000	30,000	29,500	19,800	143.73
Change (B-A)	(5,000)	(3,000)	(4,500)	(2,700)	—
Percentage revision	(2.0)%	(9.1)%	(13.2)%	(12.0)%	—
Actual results for the previous year ended March 31, 2010	245,823	30,390	33,518	22,258	161.57

   The above forecast is based on the assumption of exchange rates of 90 yen to the U.S. dollar and 110 yen to the euro for the nine months period ending March 31, 2011.
   Our previous exchange rates that we announced on April 28, 2010 were 92 yen to the U.S. dollar and 123 yen to the euro.
   The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None
(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:
   With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.
(3)	Changes in accounting principles, procedures and presentations: None

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2010		As of June 30, 2010
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	62,290		54,425
Time deposits	8,383		13,309
Short-term investments	33,639		28,394
Trade receivables-
Notes	2,214		2,336
Accounts	43,680		40,771
Less- Allowance for doubtful receivables	(1,010)		(875)
Inventories	88,811		86,357
Deferred income taxes	6,434		6,133
Prepaid expenses and other current assets	9,356		10,547

Total current assets	253,797	72.6%	241,397	72.3%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,050		18,517
Buildings and improvements	70,668		68,516
Machinery and equipment	74,652		72,946
Construction in progress	2,257		2,995

	166,627		162,974
Less- Accumulated depreciation	(93,427)		(92,684)

Total net property, plant and equipment	73,200	20.9%	70,290	21.0%

INVESTMENTS AND OTHER ASSETS:
Investments	15,166		14,688
Goodwill	721		721
Other intangible assets, net	4,664		4,538
Deferred income taxes	1,611		1,679
Other assets	680		662

Total investments and other assets	22,842	6.5%	22,288	6.7%

Total assets	349,839	100.0%	333,975	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2010		As of June 30, 2010
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	385		309
Trade notes and accounts payable	18,359		20,062
Other payables	5,089		4,261
Accrued expenses	4,694		4,337
Accrued payroll	6,835		5,628
Income taxes payable	1,722		2,254
Deferred income taxes	40		33
Other current liabilities	5,337		5,991

Total current liabilities	42,461	12.1%	42,875	12.8%

LONG-TERM LIABILITIES:
Long-term indebtedness	544		539
Accrued retirement and termination benefits	3,778		3,191
Deferred income taxes	677		678
Other liabilities	2,706		2,592

Total long-term liabilities	7,705	2.2%	7,000	2.1%

Total liabilities	50,166	14.3%	49,875	14.9%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,420
Legal reserve	5,669		5,669
Retained earnings	270,790		271,738
Accumulated other comprehensive income (loss)	(42,032)		(58,325)
Treasury stock, at cost	(6,445)		(6,445)

Total Makita Corporation shareholders’ equity	297,207	85.0%	281,862	84.4%

NONCONTROLLING INTEREST	2,466	0.7%	2,238	0.7%

Total equity	299,673	85.7%	284,100	85.1%

Total liabilities and equity	349,839	100.0%	333,975	100.0%

	As of March 31, 2010	As of June 30, 2010
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,760,402	137,760,147
Number of treasury stock	2,248,358	2,248,613

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the three months		For the three months
	ended June 30, 2009		ended June 30, 2010
	Composition ratio		Composition ratio
NET SALES	55,395	100.0%	64,822	100.0%
Cost of sales	33,735	60.9%	39,290	60.6%

GROSS PROFIT	21,660	39.1%	25,532	39.4%
Selling, general, administrative and other expenses	15,021	27.1%	15,396	23.8%

OPERATING INCOME	6,639	12.0%	10,136	15.6%

OTHER INCOME (EXPENSES):
Interest and dividend income	210		395
Interest expense	(27)		(8)
Exchange gains (losses) on foreign currency transactions, net	1,251		(1,220)
Realized gains on securities, net	145		90

Total	1,579	2.8%	(743)	(1.1)%

INCOME BEFORE INCOME TAXES	8,218	14.8%	9,393	14.5%

PROVISION FOR INCOME TAXES:
Current	2,269		2,362
Deferred	556		886

Total	2,825	5.1%	3,248	5.0%

NET INCOME	5,393	9.7%	6,145	9.5%
Less: Net income attributable to the noncontrolling interest	(106)	(0.2)%	(100)	(0.2)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	5,287	9.5%	6,045	9.3%

7
English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Changes in Equity & Comprehensive Income (Loss)
Yen (millions)

For the three months ended June 30, 2009
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746

Purchases and disposal of treasury stock, net						(3)		(3)
Cash dividends				(6,888)				(6,888)
Comprehensive income (loss)
Net income				5,287			106	5,393	5,287	106	5,393
Foreign currency translation adjustment					3,006		102	3,108	3,006	102	3,108
Unrealized holding gains (losses) on available-for- sale securities					1,951			1,951	1,951		1,951
Pension liability adjustment					(4)			(4)	(4)		(4)

Total comprehensive income (loss)									10,240	208	10,448

Ending balance	23,805	45,420	5,669	255,886	(37,508)	(6,438)	2,469	289,303

	Yen (millions)
For the three months ended June 30, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

Purchases and disposal of treasury stock, net
Cash dividends				(5,097)				(5,097)
Comprehensive income (loss)
Net income				6,045			100	6,145	6,045	100	6,145
Foreign currency translation adjustment					(15,004)		(328)	(15,332)	(15,004)	(328)	(15,332)
Unrealized holding gains (losses) on available-for- sale securities					(1,323)			(1,323)	(1,323)		(1,323)
Pension liability adjustment					34			34	34		34

Total comprehensive income (loss)									(10,248)	(228)	(10,476)

Ending balance	23,805	45,420	5,669	271,738	(58,325)	(6,445)	2,238	284,100

8
English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the three months	For the three months
	ended June 30, 2009	ended June 30, 2010
Net cash provided by operating activities	10,346	4,138
Net cash provided by (used in) investing activities	3,184	(4,652)
Net cash used in financing activities	(6,696)	(5,173)
Effect of exchange rate changes on cash and cash equivalents	(804)	(2,178)

Net change in cash and cash equivalents	6,030	(7,865)
Cash and cash equivalents, beginning of period	34,215	62,290

Cash and cash equivalents, end of period	40,245	54,425

(5) Note on the preconditions for a going concern: None
(6) Condensed Operating Segment Information

	Yen (millions)
	For the three months ended June 30, 2009
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	12,766	24,377	7,667	2,292	8,293	55,395	-	55,395
(2) Inter-segment	6,390	450	450	10,924	10	18,224	(18,224)	-

Total	19,156	24,827	8,117	13,216	8,303	73,619	(18,224)	55,395

Operating expenses	20,287	22,629	8,277	11,392	7,660	70,245	(21,489)	48,756
Operating income (loss)	(1,131)	2,198	(160)	1,824	643	3,374	3,265	6,639

	Yen (millions)
	For the three months ended June 30, 2010
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	13,984	27,548	9,244	2,957	11,089	64,822	-	64,822
(2) Inter-segment	10,626	710	635	22,428	21	34,420	(34,420)	-

Total	24,610	28,258	9,879	25,385	11,110	99,242	(34,240)	64,822

Operating expenses	23,552	24,600	9,305	22,109	9,502	89,068	(34,382)	54,686
Operating income (loss)	1,058	3,658	574	3,276	1,608	10,174	(38)	10,136

(7) Note in case there is any significant change in the shareholders’ equity: None

9
English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the three months				For the three months
	ended June 30, 2009				ended June 30, 2010
			(	%)			(	%)
Net sales	55,395		(34.5)		64,822		17.0
Domestic	9,903		(13.5)		10,201		3.0
Overseas	45,492		(37.8)		54,621		20.1
Operating income	6,639		(61.2)		10,136		52.7
Income before income taxes	8,218		(51.2)		9,393		14.3
Net income attributable to Makita Corporation	5,287		(55.1)		6,045		14.3
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)		38.38				43.88
Number of employees		10,112				10,549

	Yen (millions)
	For the year ended March 31, 2010			For the six months			For the year ending
				ending September 30,			March 31, 2011
				2010 (Forecast)			(Forecast)
			( %)			( %)			( %)
Net sales	245,823		(16.4)	128,000		7.9	250,000		1.7
Domestic	42,697		(7.6)	21,700		4.2	43,200		1.2
Overseas	203,126		(18.0)	106,300		8.6	206,800		1.8
Operating income	30,390		(39.3)	17,000		14.4	30,000		(1.3)
Income before income taxes	33,518		(24.6)	16,000		(7.4)	29,500		(12.0)
Net income attributable to Makita Corporation	22,258		(33.1)	10,600		(0.2)	19,800		(11.0)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)		161.57			76.95			143.73
Number of employees		10,328			-			-

Notes:
1.
The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to page 4 for the qualitative information on consolidated financial forecast for the six months and fiscal year 2011.

10
English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the three months		For the three months		For the year ended
	ended June 30, 2009		ended June 30, 2010		March 31, 2010
		(%)		(%)		(%)
Japan	9,903	(13.5)	10,201	3.0	42,697	(7.6)
Europe	24,280	(40.5)	27,620	13.8	109,106	(20.4)
North America	7,700	(32.7)	9,228	19.8	34,509	(18.4)
Asia	4,175	(40.7)	5,315	27.3	18,373	(16.5)
Other regions	9,337	(32.7)	12,458	33.4	41,138	(11.4)
Central and South America	3,241	(34.7)	4,371	34.9	15,228	(9.0)
The Middle East and Africa	3,080	(36.2)	4,190	36.0	12,794	(22.3)
Oceania	3,016	(26.3)	3,897	29.2	13,116	(0.7)
Total	55,395	(34.5)	64,822	17.0	245,823	(16.4)

Note:
The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the three	For the three	For the year	For the six	For the year
	months ended	months ended	ended March 31,	months ending	ending March
	June 30, 2009	June 30, 2010	2010	September 30,	31, 2011
				2010 (Forecast)	(Forecast)
Yen/U.S. Dollar	97.36	92.01	92.89	91	91
Yen/Euro	132.66	117.03	131.18	114	112

4. Production Ratio (unit basis)

	For the three	For the three	For the year
	months ended	months ended	ended
	June 30, 2009	June 30, 2010	March 31, 2010
	Composition ratio	Composition ratio	Composition ratio
Domestic	20.5%	16.1%	16.8%
Overseas	79.5%	83.9%	83.2%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ending
	June 30, 2009	June 30, 2010	March 31, 2010	March 31, 2011
				(Forecast)
Capital expenditures	3,129	2,506	10,837	10,000
Depreciation and amortization	2,024	1,806	8,308	8,500
R&D cost	1,606	1,738	6,782	7,000

11
English translation of “KESSAN TANSHIN” originally issued in Japanese